UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

      ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

EuroparkYakum, France Building,

Yakum 60972 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Attached to this Form 6-K as Exhibit 99.1 and incorporated by reference is an unofficial English translation of sections of a proposal for a debt arrangement regarding the Company's outstanding debt provided by Gindi Israel 2010 Ltd. (on behalf of a company in formation)

Contact:

Alon Blue Square Israel Ltd.

Zehavit Shahaf, Adv.,

General Counsel and Corporate Secretary

Telephone: 972-9-9618504

Fax: 972-9- 9618636

Email: zehavits@alon-oil.co.il

ALON BLUE SQUARE ANNOUNCES RECEIPT OF OFFER

FOR ACQUISITION OF CONTROL OF THE COMPANY

Blue Square also announces receipt by Alon of additional terms relating to offer by Gindi Israel 2010 Ltd. to acquire Alon's shares in the Company

YAKUM, Israel, February 5, 2016, Alon Blue Square Israel Ltd. (NYSE: BSI) (the “Company”) announced today that it received an offer pursuant to which a company in the Zeevi Group would acquire 51% of the Company's outstanding shares from Alon Retail Ltd., a major Company shareholder, for NIS 85 million. In addition, the purchaser would obtain a three year option to acquire an additional 21% of the Company's shares from Alon Retail at the same price per share.

As part of the transaction, the Company would enter into an arrangement with its bank lenders and other creditors, including a debt arrangement with Mega Retail, on terms to be agreed between the purchaser and the creditors, which would include, among others, a payment of NIS 500 million (50% payable within 10 days of closing and 50% within 120 days of closing). The remaining terms of repayment would be agreed with the creditors.

The transaction is subject to a 14 day due diligence review. Until the signing of the agreement, the Company and Alon Retail would agree to act in the ordinary course of business and not take specific actions in the Company or its subsidiaries without approval of the purchaser. The offer expires on February 12, 2016.

There is no guarantee that this offer will be accepted or that the transaction will occur on the terms described above or at all.

Additional Terms relating to Gindi proposed acquisition

The Company was also informed by its indirect controlling shareholder, Alon Israel Oil Company Ltd., or Alon, that it had received additional terms relating to the offer by Gindi Israel 2010 Ltd. to acquire Alon's shares in the Company. The additional terms primarily relate to a proposal for a debt arrangement regarding the Company's outstanding debt. The Company is submitting a Form 6-K to the Securities and Exchange Commission with additional information on this proposal.

The Company and Alon may receive additional proposals relating to acquisition of the control of the Company. The Company and Alon will examine the proposals and will update the market with further information when it deems disclosure appropriate or necessary.

There is no assurance that Alon will sell its interest in the Company.

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Alon Blue Square Israel Ltd. (hereinafter: "Alon Blue Square") operates in five reportable operating segments and is the largest retail company in the State of Israel. In the Fueling and Commercial Sites segment, Alon Blue Square through its 63.13% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd. is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores operating a chain of 211 petrol stations and 220 convenience stores in different formats in Israel. In its supermarket segment, Alon Blue Square is a pioneer in the modern food retail, and its subsidiary, Mega Retail Ltd., currently operates through court-appointed trustees 125 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Houseware and textile" segment, Alon Blue Square, through its TASE traded 77.51% subsidiary, Na'aman Group (NV) Ltd. Operates specialist outlets in self-operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Real Estate segment, Alon Blue Square, through its TASE traded 53.92% subsidiary Blue Square Real Estate Ltd., owns, leases and develops income producing commercial properties and projects. In addition, Alon Blue Square operates the issuance and clearance of gift certificates.

Forward-looking statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, plans or projections about our business, our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the following: the uncertainty whether the Company will enter into the proposed investment transaction under the terms described above or at all; the uncertainty of the sale of BSRE on favorable terms or at all; failure to reach a settlement with our bank lenders and holders of our Series C Debentures; the economic conditions in Israel on the sales in our stores and of our products and on our profitability; our ability to compete effectively against low-priced supermarkets, large fuel companies and our other competitors; enactment of new laws and regulations, including the enactment of recommendations of governmental appointed committees and regulations with respect to the procurement of petroleum products by fuel companies and the price of petroleum products that are subject to regulation; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; fluctuations in the price of petroleum products and increases in excise tax rates imposed on the sale of petroleum products in Israel; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; government policies with respect to residential building may have a negative impact on our operations in residential building, and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2014. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

February 5, 2016	By:	/s/ Zehavit Shahaf
Zehavit Shahaf, Adv.
General Counsel and Corporate Secretary

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